EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 ir@levon.com Suite 500, 666 Burrard Street Vancouver, BC V6C 2X8

June 4, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON OBTAINS FINAL ORDER FOR PLAN OF ARRANGEMENT

Levon Resources Ltd. ("Levon" or the "Company") is pleased to announce that the Supreme Court of British Columbia has granted a final order (the "Final Order") approving the previously announced plan of arrangement (the "Arrangement") involving SciVac Ltd., Levon and 1027949 B.C. Ltd. The granting of the Final Order was a condition to the completion of the Arrangement. The Arrangement was approved by Levon securityholders at a special meeting of Levon held on June 3, 2015.

The Company looks forward to satisfying the remaining closing conditions and successfully completing the Arrangement.

For details of the Arrangement, please see Levon's management information circular dated May 1, 2015 and Levon's press release dated March 20, 2015, both of which have been filed on Levon's profile on SEDAR at www.sedar.com.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD
"Ron Tremblay"
Ron Tremblay

President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements, include, but are not limited to, statements regarding the completion of the Arrangement and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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